UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Power Solutions International, Inc.

(Exact name of the registrant as specified in its charter)

DE	001-35944	33-0963637
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

201 Mittel Drive, Wood Dale, Illinois 60191
(Address of principle executive offices)	(Zip code)

Catherine V. Andrews (630) 350-9500

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1– Conflicts Minerals Disclosure and Report

Items 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Registrant’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available on our website at www.psiengines.com.

Item 1.02. Conflict Minerals Report.

The Registrant’s Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.

Section 2– Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Power Solutions International, Inc.

/s/ Daniel P. Gorey		June 1, 2015
By:	Daniel P. Gorey, Chief Financial Officer